UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 30 January, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



FOR IMMEDIATE RELEASE                                           30 JANUARY, 2006


                AIB ANNOUNCES COMPLETION OF ARK LIFE TRANSACTION


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announced on 22 November 2005 that it had entered into a contract for a new bancassurance joint venture between Hibernian Life & Pensions Limited ("Hibernian Life & Pensions"), the third largest company in the Irish long-term savings market, and Ark Life Assurance Company Limited ("Ark Life"), the fourth largest, owned by Allied Irish Banks, p.l.c. ("AIB").


AIB today confirms the completion of this transaction, following the approval of the European Commission and the Financial Regulator.


                                     -ENDS-




For further information please contact:

Alan Kelly                                           Catherine Burke

Head of Group Investor Relations                     Head of Corporate Relations

AIB Group                                            AIB Group

Bankcentre                                           Bankcentre

Dublin 4                                             Dublin 4

Tel: +353-1-6412162                                  Tel: +353-1-6413894





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  30 January, 2006                             By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.